LUSE GORMAN, PC

Attorneys at Law

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

writer’s direct dial number (202) 274-2003	writer’s e-mail mbrown@luselaw.com

April 29, 2016

VIA EDGAR AND COURIER

Michael Clampitt

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Best Hometown Bancorp, Inc. Registration Statement on Form S-1 Filed March 11, 2016; File No. 333-210109

Dear Mr. Clampitt:

On behalf of Home Federal Savings and Loan Association of Collinsville (the “Bank”), a federally chartered stock savings bank, and Best Hometown Bancorp, Inc., a Maryland corporation (the “New Holding Company”), we are hereby filing the following responses to comments received from the staff of the Securities and Exchange Commission by letter dated April 6, 2016.

Form S-1

1.	Please confirm that you will not use the prospectus before the effective date of the registration statement or revise to include the “subject to completion” legend on the prospectus cover page. We reference Item 501(b) (10) of Regulation S-K.

The issuer and counsel hereby confirm that the prospectus will not be used before the effective date of the registration statement.

LUSE GORMAN, PC

Attorneys at Law

Michael Clampitt

April 29, 2016

How We Intend To Use The Proceeds From The Offering, page 39

2.	On page 3 you state that you plan to repay during 2016 a maturing $5.0 million FHLB – Chicago advance with an interest rate of 4.62% with $5.0 million of FHLB - Chicago advances costing approximately 1.99%. If proceeds from this offering could be used to repay this debt, please include Item 504 disclosures here and elsewhere, as appropriate.

In January 2016, the Bank repaid a matured $3.0 million FHLB – Chicago advance that had a cost of 3.90%. However, the Bank’s plans with respect to maturing FHLB – Chicago advance going forward, is to refinance them with lower costing FHLB – Chicago advances. The word “repay” with respect to the Bank’s future plans for FHLB – Chicago advances has been replaced with “refinance” on page 3 and globally. Accordingly, the Bank does not intend to use any of the proceeds to repay FHLB advances.

Business Of Home Federal Savings And Loan Association Of Collinsville Market Area, page 69

3.	Please expand the disclosure to state clearly the negative aspects of the market area. We note the downward adjustment for market area in the appraisal and the reference in the risk factors to declines in residential real estate values.

We are waiting on revised text from the independent appraiser. The requested disclosure will be added to the prospectus and submitted in a later filing.

The Business Background of Our Directors and Executive Officers, page 105

4.	Please briefly describe the business experience during the past five years of each director and executive officer, including each person’s principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. For example, please specify the occupation during the past five years for Messrs. Alabach, Keeefe and Shambaugh and Ms. Knebel’s specific occupation from 2011 to 2013. Please refer to Item 401(e) of Regulation S-K for guidance.

The requested changes have been made.

 Part II Signature page

5.	In future filings of this registration statement please revise the signature pages to identify the person serving in the capacity of Principal Financial Officer and also the Controller or Principal Accounting Officer as required by Instruction 1 to Form S-1.

The requested changes have been made.

LUSE GORMAN, PC

Attorneys at Law

Michael Clampitt

April 29, 2016

* * * *

We believe the foregoing is responsive to the Staff’s comments. Please direct any comments or questions to the undersigned at (202) 274-2003.

Sincerely,

/s/ Michael J. Brown

Enclosures

cc:

Ronnie R. Shambaugh, President and CEO (3 copies)
Michael Clampitt, 3 copies
Yoo Jin Na, OCC (4 copies)
Paul F. Lippold, Federal Reserve Bank of St. Louis (4 copies)
M. Steven Moore, CPA, BKD, LLP (1 copy)
Lawrence M.F. Spaccasi, Esq. (letter only)